March 29, 2012

VIA EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Megan M. Akst, Staff Accountant

RE:	DynaVox Inc.
Form 10-K for the Fiscal Year Ended July 1, 2011
Filed September 27, 2011
File No. 001-34716

Dear Ms. Akst:

This letter sets forth the responses of DynaVox Inc. (the “Company”) to the comments made in the Staff’s letter to Edward L. Donnelly, Jr., dated March 7, 2012. Each of the Company’s responses are set forth below, organized in the same manner, order and format as your letter, with your comments repeated and our response immediately following.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 1. Business, page 1

General

1.	In the risk factors section you indicate that you are dependent upon third-party supply and licensing arrangements, making you vulnerable to supply and other uncertainties. Please tell us why you have not described the nature and scope of your reliance upon your licensors in the description of your business. As material, you should describe licensed technology on which you are materially dependant, and you should summarize the material terms of any related license agreements. You should take into account both quantitative and qualitative factors in assessing the significance of the license or supply relationships to your operations. See Instruction (a) to Item 101(h) of Regulation S-K.

The Company advises the Staff that, taking into account both quantitative and qualitative factors, it has assessed its reliance upon its licensors and the significance of these relationships to its business and determined that further description of these relationships or of the licensed technology is not material to an understanding of the Company. The Company supplementally advises the Staff that although, as the Company has disclosed in the Risk Factors section of the Form 10-K, some of the

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 — 1.866.396.2869 — www.dynavoxtech.com — www.mayer-johnson.com

RE:	DynaVox Inc. - File No. 001-34716
Response to SEC Comment Letter, dated March 29, 2012

software and other intellectual property that is incorporated into its products is owned by third parties and licensed by it, the Company does not believe that it is materially dependant on any licensor relationship.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

2.	We note your discussion of the results of operations for the predecessor and successor on a combined basis for the year ended July 2, 2010. It is generally inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11. Please note that a supplemental discussion in MD&A based on “pro forma” financial information should be prepared in accordance with Article 11 of Regulation S-X. Considering the predecessor and successor periods are separately presented in the historical financial statements, tell us why you believe it is appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation.

The Company advises the Staff that although it believes that its presentation of aggregated measures provides meaningful disclosure and is within with the requirements of Item 10(e) of Regulation S-K governing the use of non-GAAP financial measures, it will remove the discussion of the results of operations for the predecessor and successor on a combined basis for the year ended July 2, 2010 from future filings. The Company will continue to present our separate and standalone discussions of the pre- and post-transaction periods for the predecessor and successor entities as appropriate in future filings.

Schedule I, page 57

3.	We note that you have provided Condensed Financial Information of the company in Schedule I. Please tell us what consideration you gave to the disclosures required by Rule 4-08 (e)(3)(ii) of Regulation S-X.

The Company advises the Staff that as of July 1, 2011, there was $85,293,000 of restricted net assets of unconsolidated subsidiaries. The net assets are restricted as a result of the Company’s credit agreement which provides for certain restricted distributions, as defined, in aggregate to not exceed $12,000,000. The Company will include disclosure to this effect (updated as appropriate) in future filings.

Note 6. Goodwill and Intangible Assets, page F-19

4.	Please further describe the methodologies and significant assumptions used in your impairment analysis for your indefinite lived intangibles relating to both trade names and symbols. In this regard, provide a recap of the significant assumptions used in your discounted cash flow analysis and ensure you provide quantitative information such as growth rates, discount rates, fair market royalty rate, etc.

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 — 1.866.396.2869 — www.dynavoxtech.com — www.mayer-johnson.com

RE:	DynaVox Inc. - File No. 001-34716
Response to SEC Comment Letter, dated March 29, 2012

The Company advises the Staff that we will provide the following disclosure, updated as appropriate, in the Goodwill and Intangible Asset footnote within the Notes to Consolidated Financial Statements in future filings:

“The Company utilized the relief from royalty method in its impairment analysis for both trade names and symbols. Significant assumptions used in its discounted cash flow analysis were royalty rates ranging from 2% to 20% for trade names and 8% for symbols. The Company utilized a discount rate of 16.5% in the discounted cash flow analysis for both trade names and symbols.”

5.	Your disclosure indicates that the fair value of your reporting unit exceeded the carrying value, such that no goodwill impairment charge was necessary. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us and tell us your consideration to disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	discussion of the degree of uncertainty associated with the key assumptions; and

•	description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please consider disclosing this in future filings.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

The Company advises the Staff that as of July 1, 2011 the estimated fair value of goodwill substantially exceeded the carrying value for our reporting unit and will disclose this in future filings where present.

In the future, should the Company determine that the estimated fair value of goodwill does not substantially exceed the carrying value for our reporting unit, we will give consideration to disclose the following in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	discussion of the degree of uncertainty associated with the key assumptions; and

•	description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 — 1.866.396.2869 — www.dynavoxtech.com — www.mayer-johnson.com

RE:	DynaVox Inc. - File No. 001-34716
Response to SEC Comment Letter, dated March 29, 2012

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended, and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information prior to our response please contact me at (412) 222-7766 or Ken.Misch@dynavoxtech.com.

Sincerely,

/s/ Kenneth D. Misch
Kenneth D. Misch
Chief Financial Officer
(Principal Financial Officer)

cc:	Craig D. Wilson
Mark Shuman, Esq.
Ryan Houseal, Esq.

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 — 1.866.396.2869 — www.dynavoxtech.com — www.mayer-johnson.com